

Mail Stop 4561

February 13, 2007

Randall G. Jonkers
Chief Financial Officer
Pervasive Software Inc.
12365 Riata Trace Parkway, Building B
Austin, TX 78727

> Re: **Pervasive Software Inc.**
> **Form 10-K/A for the fiscal year ended June 30, 2006**
> **Forms 8-K filed on July 25, 2006, October 24, 2006, and January 23, 2007**
> **File No. 000-23043**

Dear Mr. Jonkers:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the Fiscal Year Ended June 30, 2006

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

1.   Your disclosure under this note states that "VSOE of fair value is based upon the normal pricing and discounting practices for those products and services when

sold separately and, for support services, is additionally measured by the renewal rate." Clarify for us what your normal pricing and discounting practices are, and explain how you establish VSOE of fair value based on these practices. Explain whether your pricing and discounting practices cause you to sell your products and services at different prices. If so, please clarify how you determined that your separate sales are sufficiently concentrated in order to allow you to establish VSOE of fair value for your products and services. In addition, clarify whether you establish VSOE of fair value of your support services based on separate sales or the renewal rate. Please clarify whether the renewal rate is specified in the contractual arrangement with your customers. Address each of the elements for which you have established VSOE of fair value and how your policy complies with paragraph 10 or 57 of SOP 97-2, including paragraph 6.b of SOP 98-9.

Note 4. Income Taxes, page F-17

2.   We note your valuation allowance decreased by $4.1 million in the fourth quarter of fiscal year 2006. Please clarify how you determined that you would be able to realize the $2.3 million of deferred tax assets recorded in fiscal year 2006. Please provide your analysis pursuant to paragraphs 23 through 25 of SFAS 109, including the positive evidence you relied upon supporting your conclusion that a valuation allowance is not needed for this portion of your deferred tax assets. Please clarify the nature of these deferred tax benefits (e.g. net operating loss carryforwards). In addition, explain the nature of the $1.3 million foreign tax credits that were not previously benefited. Explain why these credits were not benefited in prior periods and how you determined that you are able to utilize these credits in fiscal year 2006. As part of your response, tell us where the foreign tax credit carryforwards are classified within the components of deferred income taxes.

Forms 8-K filed on July 25, 2006, October 24, 2006, and January 23, 2007

3.   We believe the non-GAAP operating statement columnar format appearing in your Forms 8-K filed on July 25, 2006, October 24, 2006, and January 23, 2007 may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a "measure." Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Reg. S-K and the Division of Corporation Finance's

Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

4. We note your inclusion of the non-GAAP financial measures in your Forms 8-K filed on July 25, 2006, October 24, 2006, and January 23, 2007. Your presentation lacks substantive disclosure that addresses various disclosures in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. For example, your disclosures do not explain why you believe the measures provide investors with valuable insight into your operating results or why it is useful to an investor to segregate each of the items for which adjustments are made. Additionally, you do not provide any discussion regarding the material limitations associated with each measure or the manner in which you compensate for such limitations. Note that we believe that detailed disclosures should be provided for each adjustment to your GAAP results and each non-GAAP measure. Further, please note that you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP measure is used to evaluate performance.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendments to expedite our review. Please furnish a cover letter with any amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jason Niethamer at 202-551-3855, Chris White at 202-551-3461 or me at 202-551-3730 if you have questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief